October 19, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention:	Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

Re:	Exar Corporation
DEFA14A filed October 7, 2005 (the “Shareholder Letter”)
DEFA14A filed October 11, 2005 (the “Slides”)
File No. : 0-14225

Ladies and Gentlemen:

In response to your letter dated October 12, 2005 (the “Comment Letter”), on behalf of Exar Corporation, a Delaware corporation (the “Company”), we hereby submit for filing via EDGAR three DEFR14As relating to the Company’s solicitation of proxies for the annual meeting of the Company’s shareholders to be held on October 27, 2005 (the “Annual Meeting”).

On behalf of the Company, we also provide below the supplemental responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Comment Letter. To facilitate the Staff’s review, each of the supplemental responses of the Company is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter, which appears in italicized type.

1.	Clearly characterize each statement or assertion of opinion or belief. Note that a reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the Staff on a supplemental basis. For example, we note the following in your DFA 14A filed October 7, 2005:

(a) “GWA is the investment vehicle for Guy Adams, an individual with a track record of targeting companies for his personal benefit at the expense of shareholders.”

In response to the Staff’s comment, the Shareholder Letter has been revised on pages 1 and 2 to include supplemental support for the assertions made.

(b) “Mr. Adams actions as an Exar shareholder have continued to focus solely on his own interests”

Securities and Exchange Commission

October 19, 2005

In response to the Staff’s comment, the Shareholder Letter has been revised on pages 2 and 3 to clarify the Company’s opinion and to include supplemental support for the assertions made.

(c) “He is a short-term speculator”

In response to the Staff’s comment, the Shareholder Letter has been revised on page 2 to include supplemental support for the assertions made.

(d) “GWA has admitted that it is a ‘short-seller’ of Exar stock”

In response to the Staff’s comment, the Shareholder Letter has been revised on page 2 to include supplemental support for the assertions made.

(e) “Indeed, only Adams (through GWA) owns any stock in Exar, and GWA’s interest is primarily as a short-seller seeking to drive the price of Exar stock down”

In response to the Staff’s comment, the Shareholder Letter has been revised on pages 2 and 3 to revise the Company’s disclosure and to include supplemental support for the assertions made.

(f) “Your bulleted list on Page 3”

In response to the Staff’s comment, the Shareholder Letter has been revised on page 3 to include supplemental support for the assertions made.

(g) “GWA has no understanding of Exar’s business nor any plan for Exar’s future”

In response to the Staff’s comment, the Shareholder Letter has been revised on pages 4 and 5 to include supplemental support for the assertions made.

2.	We note the statement that Exar has preserved shareholder value almost 10 times greater than some members of its peer group. Please revise your disclosure to discuss your performance relative to the remainder of your peer group or explain to investors why you have not included such information.

In response to the Staff’s comment, the Shareholder Letter has been revised on pages 5 and 6 to include the requested disclosure.

Securities and Exchange Commission

October 19, 2005

Please note that these are examples only. Please revise throughout your materials filed October 7, 2005 and October 11, 2005 accordingly.

In response to the Staff’s comment, the Shareholder Letter and the Slides have been further revised to include the requested disclosure. In addition, the Company has also revised the DEFA14A it filed with the SEC on October 13, 2005.

* * * * *

Please direct any further comments you may have to the undersigned at (650) 849-3205, or by facsimile at (650) 493-6811.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Helen E. Quinn
Helen E. Quinn

/Enclosures